INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

January 10, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust –File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Toroso Tactical Allocation Fund

Ladies and Gentlemen:

This letter summarizes responses to the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 2, 2013 on the Registrant’s registration statement filed on Form N-1A with respect to the Toroso “tbd” Tactical Allocation Fund (the “Fund”), a series of the Registrant.  Please note that the Fund name has been finalized as the “Toroso Newfound Tactical Allocation Fund”.

Responses to all of the comments aforementioned above are included below and, as appropriate, are reflected in Post-Effective Amendment No. 448 to registration statement on Form N-1A (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fees and Expenses of the Fund

1.	Provide the completed table and the Expense Example table to the Commission staff before effective date.

Response: The completed Fees and Expense and Expense Example tables were provided to Ms. Dubey via email on December 17, 2013

2.
Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Funds’ investment advisor that is referenced in footnote 5 to the Fees and Expenses Table and confirm that the term of the contractual agreement will be no less than one year from the effective date of the Fund’s registration statement.

Response:  The Registrant confirms that the term of the expense limit agreement is at least one year from the effective date.  The Registrant has included a copy of the Operating Expense Limitation Agreement as an Exhibit to the Amendment.

3.	Consolidate footnotes 2 and 3 disclosures on 1% CDSC.

Response:  The Registrant has made the requested revision.

4.	Add “acquired fund fees and expenses” to the parenthetical disclosure of excluded expenses in footnote 5 to the Fees and Expenses table.

Response:  The Registrant has made the requested revision.

Expense Example

5.	Confirm in the response letter that the expense amount reflect only the contractual period of the operating expenses limitation agreement.

Response:  The Registrant confirmed that the amounts under expense Example reflect only the one year contractual period of the operating expenses limitation agreement.

Principal Investment Strategies

6.
The first sentence of the first paragraph states that the Fund primarily invests in 14 to 25 exchange traded funds, explain in the response letter the Fund’s basis of complying with Rule 12d(1)(A) and (B) of the Investment Company Act of 1940 (the “40 Act”).

Response:  The Registrant notes that ETFs have an exemption order from the staff for relief from Section 12(d)(1) permitting acquiring funds including registered investment companies to invest beyond the limits of Sections 12(d)(1)(A) and 12(d)(1)(B) of the 40 Act.  The Registrant also notes that there are a number of other mutual funds in the market place with similar strategies as the Fund of investing primarily in ETFs, and are not aware of any problems or difficulties encountered by these other mutual funds.  Please note the Registrant has made a slight revision to the statement to state that “the Fund intends to invest in approximately 15 to 30 ETFs.”

7.	Disclose the Fund’s market cap policy with respect to investments in equity securities and credit and maturity policies with respect to fixed income securities and any relevant risks.

Response:  The Registrant has added the statement “…may be in companies of any market size” and the statement “… of any maturity and credit quality…” with respect to ETFs which invest in fixed income instruments.  Market cap risks disclosures are included under the “Principal Risk of Investing” section.  Although the Fund may invests in ETFs which invests in fixed income security of any credit quality including below investment-grade securities, the Registrant has received confirmation from the Fund’s advisor that below investment grade securities will not be a principal investment of the Fund.

8.
Please add commodities and real estate risks under “Principal Risks of Investing” section.  In addition, the last sentence of this paragraph states that the Fund may invest “…only in certain industries or sectors.”  To the extent that any particular industry or sector the Fund anticipates of investing at a principal investment level, disclose the relevant risks related to that particular industry or sector.

Response:  The Registrant has added commodities and real estate risks.  The Registrant has received confirmation from the Fund’s advisor that it currently does not anticipate any other industry or sectors that would rise to a principal investment level.

9.
The Tactical Allocation Manager “TAM” meets the definition of an investment adviser under Section 2(a)(20) of the 40 Act therefore, include relevant disclosures of an investment adviser or sub-advisor pursuant to Form N1-A.  In addition, include, as an exhibit to the Amendment, a copy of the sub-advisory agreement with the TAM.

Response:  The Fund’s advisor has engaged Newfound Research LLC as the TAM and the following statement has been added:  “Liberty Street Advisors, Inc. has engaged Newfound Research LLC as a sub-advisor to act solely as the Fund’s tactical allocation manager”.  In addition, all relevant disclosures related to Newfound as a sub-advisor had been added and a copy of the Tactical Allocation Manager Agreement is included as an Exhibit to the Amendment.

10.
In light of the ETFs risk disclosure regarding index ETFs that is set forth as a principal risk in the Summary Section, please clarify that the Fund invests primarily in index ETFs under Principal Investment Strategies.

Response:  The Registrant has added the statement that “The Fund invests in ETFs that primarily seek to track benchmark indices …” under the Principal Investment Strategies sections.

11.
In light of the disclosure regarding high yield “junk” bond risk that is set forth as a principal risk in the Summary Section, please add disclosure that the Fund may invest in junk bonds under Principal Investment Strategies.

Response:  As stated in our response to comment 7 above, the Registrant has received confirmation from the Fund’s advisor that “junk” bonds is not a principal investment of the Fund and accordingly, the high yield “junk” bond risk disclosure under “Principal Risks of Investing” has been removed.

12.
In light of the disclosure regarding foreign sovereign risk that is set forth as a principal risk in the Summary Section, please add disclosure that the Fund may invest in junk bonds under Principal Investment Strategies.

Response:  The Registrant has received confirmation from the Fund’s advisor that foreign sovereign debt is not a principal investment of the Fund and accordingly, the sovereign risk disclosure under “Principal Risks of Investing” has been removed.

13.
Portfolio turnover risk is set forth as a principal risk in the Summary Section, however, a statement on page 10 states that “the turnover of the Fund may be low”, please revise or clarify.  If the Fund expects to engage in active and frequent trading of portfolio securities, please state so under Principal Investment Strategies.

Response:  The Registrant has received confirmation from the Fund’s advisor that the Fund does not intend to engage in active and frequent trading.  Accordingly, the portfolio turnover risk disclosure under “Principal Risks of Investing” has been removed.

14.
If the “industrial sectors and sub-sectors (i.e. utilities, technology, shipping, consumer durables)” stated in “2.  Seek Opportunities to Outperform the Benchmark” on page 10 are principal strategies, please add relevant risk disclosures of those sectors.

Response:  The sectors stated were only provided as examples in an attempt to explain this step of the sub-advisor’s investment process of “Seek Opportunities to Outperform the Benchmark”.  The Registrant has revised the paragraph to state “in this step, the Sub-Advisor seeks specific ETFs that may perform better than an applicable benchmark.”

Management of the Fund

The Advisor and Sub-Advisor

15.	Include a statement that a discussion regarding the basis for the fund Board’s approval of the investment advisory and sub-advisory agreements. See Item 10(a)(1)(iii) of Form N-1A.

Response:  The Registrant has added the requested disclosure.

Portfolio Managers

16.	Disclose if the portfolio managers are jointly and primarily responsible for the day to day management of the Fund’s portfolio. See Instruction 2 to Item 10 of Form N-1A.

Response:  The Registrant has added the requested disclosure.

How to Buy Shares

17.	It states on page 20 that the transfer agent currently charges $15.00 for each redemption from an IRA account. Please clarify if the $15 is a redemption fee.

Response:  The Registrant confirms that the $15 is an annual IRA account maintenance fee, not a redemption fee.  Accordingly, the above referenced statement has been deleted.

Sales Charge Schedule - A Shares

18.	Disclose that the sales loads information are available free of charge on the Fund’s web site. See Item 12(a)(5) to Form N-1A.

Response:  The Registrant has made the requested revision.

Taxes

19.
Please confirm in the response letter whether the Fund expects to have return of capital distributions.  If the Fund expects to have return of capital distributions, add the statement that “A return of capital is not taxable but it reduces the shareholder’s basis in the Fund shares and may subject shareholders to tax consequences in connection with the sale of the Fund shares even if the shares were sold at a loss from the shareholder’s original investment.”

Response:  The Registrant confirms that the Fund does not expect to have return of capital distributions.

STATEMENT OF ADDITIONAL INFORMATION

Proxy Voting Policy

20.
The disclosure refers to two sets of proxy voting policies that the Fund will use to determine how to vote proxies relating to portfolio securities:  the Trust “Policies” and the “Sub-Advisor’s Proxy Policies.”  Please attach the “Sub-Advisor’s Proxy Policies” and the Trust “Policies” as part of Appendix B and revise this disclosure to state that it includes the Trust Policies as well.

Response:  The Registrant has included the Sub-Advisor and the Trust’s proxy voting policies and procedures as part of Appendix B to the SAI.  The Registrant has also revised the disclosure to state “See Appendix B for the Trust Policies and Sub-Advisor’s Proxy Policies.”

Portfolio Holdings Information

21.
The second sentence on page B-43 states that Fund management may make publicly available its portfolio holdings by making such information available to any person who calls the Fund’s toll-free number no earlier than five days after the date of such information.  The next sentence states that once available in this manner, such portfolio holdings information will be deemed to be public.  Please explain to us why it is appropriate to disclose portfolio holdings information in this manner and to then deem such information public.  Also, please disclose how the Fund will deem such information to be public (e.g., the information will be posted immediately on the Fund’s website).

Response:  The Registrant has revised the disclosure to state that “Management of the Fund may make publicly available its portfolio holdings on the Fund’s public website no earlier than five days after the date of such information (e.g., information as of January 31 may be made available no earlier than February 5).”

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626.914.1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer